May 4, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Katherine Bagley

Re:	Guardforce AI Co., Limited

Registration Statement on Form 20-F

Filed March 20, 2020

File No. 000-56154

Ladies and Gentlemen:

We hereby submit the responses of Guardforce AI Co., Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 16, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Registration Statement (the “Registration Statement Amendment”), and the Registration Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form 20-F filed March 13, 2020

Item 3. Key Information

D. Risk Factors, page 3

1.	We note your disclosure on page 14 that 71% of your revenue in 2018 and the first 6 months of 2019 was derived from your top five customers. Please revise your next amendment to include a risk factor discussing this concentration.

RESPONSE: We have revised the Registration Statement to include in the Registration Statement Amendment a risk factor discussing the concentration of our revenue among our top five clients.

U.S. Securities and Exchange Commission

May 4, 2020

2.	Please describe the material terms of the agreements related to the 51,000 shares that are owned by two citizens of Thailand on behalf of Guardforce AI Technology Limited and file an such agreements as exhibits to your registration statement. In your description, please address more specifically how these arrangements allow the company to maintain control of the operating business while complying with foreign ownership restrictions.

In addition, please address what impact the 51,000 shares being owned by two citizens of Thailand has on both the voting and economic rights associated with the underlying businesses. Finally, please update your risk factor disclosure to address the specific risks associated with any reliance on the two citizens of Thailand or Guardforce AI Technology Limited in controlling and operating your business.

RESPONSE: We have revised our disclosure under “ITEM 4. Information on the Company; A. History and Development of the Company” to describe the material terms of the Articles of Association of Guardforce AI Group Co., Limited (Thailand), or AI Thailand, and the shareholders agreements entered into by the two Thai shareholders of AI Thailand. We have also filed the Articles of Association and such shareholders agreements as exhibits to the Registration Statement Amendment. As we note in our disclosure, our company is able to maintain control of Guardforce Cash (CIT) through its indirect wholly owned subsidiary, Southern Ambition, which owns Ordinary Class A Shares of AI Thailand which give it voting control over AI Thailand and, therefore, control over Guardforce Cash (CIT). We do not believe that risk factor disclosure is required with regard to our reliance on the two Thai shareholders since Southern Ambition has voting control over AI Thailand and, therefore, control over its direct and indirect subsidiaries, including Guardforce Cash (CIT), and is able to elect and or remove all directors of its direct and indirect subsidiaries.

3.	Please describe in greater detail how Bangkok Bank Public Company Limited came to hold a minority interest in your operating company and discuss any risks or limitations on your ability to manage the business as a result of this ownership interest. Please also disclose who own or controls Bangkok Bank.

RESPONSE: Bangkok Bank Public Company Limited (“BBL”) has been a stockholder in our operating company for more than 30 years. Being that BBL’s ownership interest in the operating company is less than one percent (1%), we do not see any risks or limitations on our ability to manage our business as a result of this ownership interest. BBL is a public company in Thailand. It’s largest shareholder is, according to the BBL website (https://www.bangkokbank.com/en/Investor-Relations/Shareholder-Information#major-shareholders), Thai NVDR Company Limited, which owns a 19.7% interest in the outstanding securities of BBL and the next largest shareholder owns a 4.16% interest in BBL.

4.	Please update the diagram on page 9 to include the shares that you have issued or will issue in connection with the VCAB merger.

RESPONSE: We have updated the diagram (now on page 12 of the Registration Statement Amendment

) to include the shares that we have issued or will issue in connection with the VCAB merger.

U.S. Securities and Exchange Commission

May 4, 2020

Merger of VCAB Eight Corporation into Guardforce AI Co., Limited, page 9

5.	We note your disclosure on page 9 that you entered into the Merger Agreement and consummated the Merger in order to increase your shareholder base to assist you in satisfying the listing standards of a national securities exchange. We further note your disclosure on page 33 that you intend to engage a market maker to apply for quotation on an OTC market. Please expand the disclosure on page 9 to further explain the company's plans for the quotation of its securities, including your expected timing and what role you expect the Merger to play in these plans. Please also clarify any plans you have to seek a listing on a national securities exchange and reconcile with your plans to seek an OTC market quotation.

RESPONSE: We have expanded our disclosure to further explain the company’s plan for the quotation of its securities on the OTC marketplace, including our expected timing and the role we expect the Merger to play in these plans. We have eliminated all references to listing on a national securities exchange as we do not expect any such listing to occur in the near term.

6.	Please add a section here to disclosure the material terms of your advisory agreement with HFG Capital Investments. To the extent HFG helped identify VCAB as a merger target, please disclose that here and describe any compensation you have paid or will pay in connection with that transaction.

RESPONSE: We have added a section in the Registration Statement Amendment, as requested, to disclose the material terms of our advisory agreement with HFG Capital Investments and to discuss the other matters referenced in this comment.

Competition, page 14

7.	Please identify the source of the market share information in the chart on page 14. To the extent more recent market share information is available, please update accordingly.

RESPONSE: We have identified the source of market share information in the chart referenced in your comment and updated the market share information.

Government Regulation, page 15

8.	Please revise this section to describe the material laws and regulations related to foreign ownership of and investment in your business and summarize the arrangements you have in place to comply with these laws and regulations.

RESPONSE: We have revised the Government Regulation section in the Registration Statement Amendment to describe the material laws and regulations related to foreign ownership of and investment in our business and we have summarized the arrangements we have in place to comply with these laws and regulations.

U.S. Securities and Exchange Commission

May 4, 2020

Growth Strategy, page 15

9.	Please quantify the capital necessary to execute the growth strategy that you describe on page 15, the company's timetable for executing these goals, and explain whether the company currently has sufficient funds to complete its plans. If the company does not currently have adequate liquidity to fund its growth strategy, explain what additional sources of liquidity are available to you.

RESPONSE: We have revised the growth strategy discussion in the Registration Statement Amendment to quantify the capital necessary to execute this growth strategy and explain what internal funds we expect to be available to execute our plans. We have also indicated what additional sources of liquidity we expect will be available to us.

Intellectual Property, page 15

10.	Please disclose whether there are any other companies that use the Guardforce trademark as part of their business. To the extent that you are limited in your ability to use the trademark only in specific jurisdictions, please disclose the limitations on your ability to expand the business. In addition, please discuss the risks to and impact on your business if the agreement with Guardforce Security Thailand Company Limited is terminated or not renewed.

RESPONSE: We have included the requested disclosure in the Registration Statement Amendment.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 20

11.	In the revenue discussion of your annual comparison on page 20 you indicate that there were 113 orders in 2018. On page 22 you indicate in your interim comparison that there were 122 orders for the first six months of 2018. Please revise your disclosure to present your order information and discussion on a consistent basis given that the annual period should have more orders than the interim period. In addition, revise your disclosure to define an "order" and how you count them. In this regard, for example, it is unclear whether an order is an individual annual contract and/or whether any individual customer can have multiple orders in any given period.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to present our order information and discussion on a consistent basis, and we have also revised our disclosure to define the term “order” and to explain how we count orders.

12.	We noted that administrative expenses increased 32% in 2018 compared to 2017 and 19% in the six months ended June 30, 2019 compared to the 6 months ended June 30, 2018. Please revise your next amendment to discuss the specific categories (i.e., staff expense, loan penalty charge, professional fees, etc.) contributing to these increases and any material trends in the periods presented in your discussion of Results of Operations.

RESPONSE: We have included in the Registration Statement Amendment a revised discussion relating to the various categories of expense contributing to our administrative expense increases, and we have referenced the material trends in the periods presented in our discussion of Results of Operations.

U.S. Securities and Exchange Commission

May 4, 2020

Comparison of Six Months Ended June 30, 2019 and 2018 (Unaudited)

Other income, page 22

13.	Given the significance of your 2019 other income in comparison to your net loss, please revise your disclosure to describe its significant components and the reason for the increase in 2019.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to describe the significant components of other income and the reason for the increase in this category in 2019.

Liquidity and Capital Resources, page 24

14.	You state here that you expect to have sufficient financial resources to meet your financial obligations as and when they fall due in the coming twelve months. Please revise this section to specifically address your outstanding borrowing from Profit Raider Investment Limited, which is due December 31, 2020, and how you expect that obligation to impact your liquidity and ability to meet your financial obligations in the short and long term.

RESPONSE: We have revised the Liquidity and Capital Resources section in the Registration Statement Amendment to specifically address our outstanding borrowing from Profit Raider Investment Limited and how we expect that obligation to impact our liquidity and ability to meet your financial obligations in the short and long term.

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 29

15.	Please tell us whether the shares held by Mr. Yap and Ms. Wang were transferred from Guardforce AI Service Ltd. If so, please tell us:

●	When the shares were transferred;
●	Why the shares were transferred; and
●	Your consideration for accounting for the transfer under the guidance in paragraph 3A of IFRS 2.

If not, tell us how these individuals acquired their shares and why the holdings of Guardforce AI Service Ltd. fell from 32% at June 30, 2019 as disclosed in the chart on page F-8 to its current holdings of 22%.

RESPONSE: We confirm that the shares of the Company held by Mr. Yap and Ms. Wang were transferred from Guardforce AI Service Ltd on January 8, 2020. The shares were transferred effectively as indirect issuances by the Company to Mr. Yap and Ms. Wang as compensation for serving in their roles as the Company’s Chairman and Chief Executive Officer, respectively. These transactions will be accounted for as share-based payment transactions in accordance with IFRS 2 that require the Company to reflect in its reported profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which shares were granted to Mr. Yap and Ms. Wang.

U.S. Securities and Exchange Commission

May 4, 2020

Major Shareholders and Related Party Transactions, page 30

16.	We note that Jingyi Tu is listed as a controlling shareholder of the company in the table on page 30. We note from the table on page 29 that Mr. Tu has voting or dispositive power over 49% of the stock. Please explain the reasons that you believe Mr. Tu is a controlling shareholder.

RESPONSE: Taking into account the issuance of the 2,068,959 ordinary shares issued to date in connection with the Company’s merger with VCAB Eight Corporation, Jingyi Tu beneficially owns 47.1% of the shares of the Company through Guardforce AI Technology Limited, which entity Mr. Tu wholly owns. Additionally, Mr. Tu is the beneficiary of a trust which owns all of the outstanding shares of Guardforce AI Service Limited, a holding company which owns 21.1% of the outstanding shares of the Company. Because Mr. Tu is deemed to be the beneficial owner of our shares held by Guardforce AI Service Limited by virtue of his being the beneficiary of the trust which owns our shares, he is deemed to be the beneficial owner of a total of 68.2% of our outstanding ordinary shares. Accordingly, he has voting and dispositive power over 47.1% of the outstanding shares and is the beneficial owner of those shares, but does not have voting or dispositive power over the remaining 21.1% of the shares held by Guardforce AI Service Limited. We have revised our disclosure in the Registration Statement Amendment to reflect Mr. Tu’s correct beneficial ownership of our shares..

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 2: Significant Accounting Policies

2.7 Leases, page F-10

17.	Please revise your filing to provide the following disclosures required by IFRS 16:

●	If you applied any of the practical expedients in paragraph C3, disclose that fact as
●	required by paragraph C4;
●	If you applied any of the practical expedients in paragraph C10, disclose that fact as required by paragraph C13;
●	The information about depreciation of the right-of-use asset, interest expense on lease liabilities and the other information required by paragraph 53; and
●	The maturity analysis of the lease liability required by paragraph 58.

RESPONSE: We have provided in the Registration Statement Amendment the requested disclosures as required in accordance with IFRS 16.

U.S. Securities and Exchange Commission

May 4, 2020

Note 22: Subsequent Events, page F-22

18.	Please tell us why Guardforce AI Technology Limited transferred five million of your ordinary shares to Profit Raider Investments Limited. In your response, tell us whether this transfer is related in any way to the extension of the loan from Profit Raider as disclosed in Note 12 or if it, or any of its owners, provided you any goods or services that were ultimately paid for by the transfer of these shares.

RESPONSE: On March 13, 2020, Guardforce AI Technology Limited transferred five million of our ordinary shares owned by it to Profit Raider Investments Limited (“Profit Raider”).  These shares were transferred to Profit Raider as consideration for services rendered to the Company and as a way to incentivize Profit Raider and to better align its interests with those of the Company.  We believe that as a shareholder of the Company, Profit Raider will continue to support our growth.  We also believe that, as a shareholder of the Company, Profit Raider may provide additional credit to us and help us enhance our business relationships in Thailand and regionally.  The transfer of these shares was not related to the extension of the loan as disclosed in Note 12 to our consolidated financial statements as of 31 December 2018.  The transaction will be accounted for by the Company as a share-based payment transaction in accordance with IFRS 2 that requires the Company to reflect in its reported profit or loss and financial position the effects of share-based payment transactions, including expenses associated with the transfer of the five million shares to Profit Raider.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017, page F-23

19.	Please revise your filing to provide audited financial statements for the year ended December 31, 2019. When you update your filing, include financial statements for 2017 and 2018. In this regard, although you are an emerging growth company, the accommodation to provide audited financial statements for only two fiscal years relates only to initial public offerings. As you are not conducting an offering, you must include three fiscal years in your filing. See Instruction 4 to Item 8A2 of Form 20-F.

RESPONSE: We expect to have our audited financial statements for the year ended December 31, 2019 available on or about May 18, 2019, at which time we will file these audited financial statements in a further amendment to the Registration Statement. When we make that filing, we will be including our audited financial statements for the two years ended December 31, 2019, in accordance with General Instruction G to the Form 20-F, “First-Time Application of International Financial Reporting Standards.” In accordance with General Instruction G to the Form 20-F, we have included an explicit and unreserved statement indicating that we have adopted IFRS for the first time and that our financial statements comply with IFRS. We hereby confirm that our audited financial statements for the most recent financial year for which audited financial statements are required by Item 8.A.2 of the Form 20-F have been prepared in accordance with IFRS.

U.S. Securities and Exchange Commission

May 4, 2020

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

2.10 Accounts receivable and other receivables, net, page F-36

20.	Please revise your next amendment to include the following regarding accounts receivable, net:

●	A more detailed charge-off policy for accounts receivable specifying how you
●	determine that, "all means of collection have been exhausted and the potential for recovery is considered remote," as disclosed on page F-36. In this regard, we note that accounts receivable 91-180 days past due increased from $1,576 at 12/31/17 to
●	$68,980 at 12/31/18 and it is unclear if any receivables were charged off based on the information presented;
●	Include an aging schedule for all periods presented, annual or interim; and
●	Include a rollforward of the allowance for accounts receivable.

RESPONSE: We have revised the Registration Statement Amendment to include the requested information relating to accounts receivable, net.

2.16 Impairment of long-lived assets, page F-37

21.	Your disclosed policy to assess the undiscounted cash flows against the carrying value of the asset appears to comply with US GAAP. Please tell us how your policy complies with the guidance in IAS 36. To the extent that your disclosed policy does not comply with IFRS, please revise your policy disclosure to be consistent with the guidance in IAS 36 and tell us whether there were any impairments in the historical periods presented in your filing under the IFRS-compliant policy.

RESPONSE: In the Registration Statement Amendment, we have revised our policy disclosure to clarify our accounting policy on long-lived assets, to be consistent with IFRS.

2.19 Revenue from contracts with customers, page F-37

22.	Please tell us how you determined it is appropriate to recognize your revenue at a point in time instead of over time. Refer to paragraphs 31-45 of IFRS 15. In your response, describe your performance obligations and how they meet the criteria in paragraph 38 of IFRS 15. Reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE: We have revised the Registration Statement to clarify our accounting policy on revenue recognition in accordance with IFRS 15.

U.S. Securities and Exchange Commission

May 4, 2020

We determined that it is appropriate to recognize our revenue at a point in time instead of over time based on the following considerations:

The Company recognizes revenue when it has transferred to its customer control over the service rendered. Control refers to the ability of the customer to direct and obtain substantially all the transferred service’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred service. The Company management applies the following considerations to analyze the moment in which the control of the service is transferred to the customer.

●	Identify the contract or quotation with agreed service price.

●	Evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	Consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	Allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	Recognize revenue when the Company satisfied the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

●	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

●	The customer controls the related asset;

●	The revenues can be measured reliably; and

●	The Company has the right to payment for the performance completed to date.

U.S. Securities and Exchange Commission

May 4, 2020

23.	Please revise your filing to provide the following disclosures required by IFRS 15 or tell us either how your current disclosure addresses the requirement or why they are not required:

●	Disaggregation of revenue under paragraph 114;
●	An explanation of how the timing of satisfaction of your performance obligations relates to the typical timing of payment under paragraph 117;
●	An explanation of significant changes in contract assets and contract liabilities during the reporting period under paragraph 118;
●	Your significant payment terms under paragraph 119(b);
●	The aggregate amount of transaction price allocated to remaining performance obligations under paragraph 120(a);
●	An explanation as to whether you are applying the expedient in paragraph 121 as required by paragraph 122;
●	The judgments and changes in judgments in applying the standard under paragraph 123;
●	The significant judgments made in evaluating when a customer obtains control of promised services under paragraph 125;
●	Information about the various methods, inputs and assumptions identified in paragraph 126; and
●	The use of any of the practical expedients identified in paragraph 129.

RESPONSE: In the Registration Statement Amendment, we have made revisions to include the disclosures required by IFRS 15 and to clarify how our revenue recognition policy addresses the requirements of, and is accordance with, the requirements of IFRS 15.

2.21 Income tax, page F-38

24.	Please revise your policy statement and disclosure in Note 14 to remove reference to the use of valuation allowances. Valuation allowance are a construct of US GAAP accounting. Otherwise tell us how your policy complies with the guidance in paragraphs 24 and 34 of IAS 12 to only record deferred tax assets to the extent that they are probable of realization.

RESPONSE: In the Registration Statement Amendment, we have revised and updated our disclosure in the relevant policy statement and Note 14 to remove reference to the use of valuation allowances.

U.S. Securities and Exchange Commission

May 4, 2020

2.23 Employee benefits, page F-39

25.	Please revise your accounting and your policy disclosure for your defined retirement benefit plan to record actuarial gains and losses under this plan to other comprehensive income as required by paragraphs 57(d) and 120(c) of IAS 19. Otherwise tell us why such an adjustment should not be made and reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE: In the Registration Statement Amendment, we have revised accounting and policy disclosure for our defined retirement benefit plan to record actuarial gains and losses under this plan to other comprehensive income as required by paragraphs 57(d) and 120(c) of IAS 19.

Note 4: Acquisition of Subsidiaries Under Common Control, page F-40

26.	Please tell us why it is appropriate to reflect the apparent $4.0 million write-off of loans receivable from entities not included in your reorganization transaction as a capital distribution. Reference for us the authoritative literature you relied upon to support your accounting. In your response:

●	Tell us the names of the debtors underlying these loans;
●	Tell us whether Mr. Tu controlled these entities;
●	If Mr. Tu controlled these entities, explain why you could not determine the collectability of these loans; and
●	If Mr. Tu did not control these entities, explain why these loans were not written off with a charge to your statements of profit or loss.

RESPONSE: We have provided below responses to each of the items in this comment above:

●	Tell us the names of the debtors underlying these loans;

Smart Cities (Hong Kong) Limited, an entity owned by Mr. Tu's father, is the only debtor. underlying the $4.0 million in loans.

●	Tell us whether Mr. Tu controlled these entities;

Mr. Tu did not, and does not now, have control over Smart Cities (Hong Kong) Limited.

●	If Mr. Tu controlled these entities, explain why you could not determine the collectability of these loans; and

As Mr. Tu did not control Smart Cities (Hong Kong) Limited, it was determined that this amount would not be collected in the restructuring. This determination was made as described below.

U.S. Securities and Exchange Commission

May 4, 2020

●	If Mr. Tu did not control these entities, explain why these loans were not written off with a charge to your statements of profit or loss.

Being that Mr. Tu was the controlling stockholder of Guardforce Cash Solutions Security (Thailand) Co., Ltd., our Thailand based operating company, and his father is the owner of Smart Cities (Hong Kong) Limited, we have concluded that these two companies are under common control. IFRS appears to have a lack of clarity in dealing with transactions between entities under common control as highlighted in the Staff Paper of the IFRS Interpretations Committee's meeting on September 7, 2017, Agenda Ref 5F.  Because of this lack of clarity in the IFRS, the Company was not sure how to treat this transaction and it looked to accounting principles generally accepted in the United States (US GAAP) for guidance. Under US GAAP, transactions between entities under common control are combined at their historical amounts and any differences between amounts paid or received are treated as capital in nature as either a distribution or contribution of equity with no profit or loss effect.  Since it was determined in the restructuring that the $4 million loan receivable from Smart Cities (Hong Kong) Limited would not be collected and that this transaction was between related party owners, it was treated as a capital distribution for accounting purposes.

As indicated above, the debtor of the $4 million in loans, Smart Cities (Hong Kong) Limited, was deemed to be an affiliate of Guardforce Cash Solutions Security (Thailand) Co., Ltd., under control by the same parent company of the operating entity. The $4 million loan had been extended twice, no payment had been collected and it was understood that the loan would not be repaid as part of the restructuring. Without a restructuring, this loan would had been eliminated in the consolidated financial statements under the pre-restructured group. However, as a result of the restructuring, Guardforce Cash Solutions Security (Thailand) Co., Ltd. is now owned by the Company which has multiple shareholders, with Mr. Tu as the majority shareholder. Smart Cities (Hong Kong) Limited is not part of this group. Rather than writing off the $4 million loan with a charge to our statements of profit or loss and having the Company’s current shareholders take the loss as a result of this write off, we determined more conservatively to write off the $4 million loan as a capital distribution as we do not believe this loan will be repaid.

Note 14: Taxation

(d) Withholding tax, page F-45

27.	You reflect withholding taxes receivables from the Thai Revenue Department on the services you provided as long-term assets on your balance sheet. Please address the following comments:

●	Tell us when and how these withholding taxes are recovered. In your response tell us whether these withholding taxes can be credit to your income taxes;

In accordance with tax laws in effect in Thailand where we operate, withholding tax (which rate is dependent on the nature of service provided) will be deducted by our customers when and they will issue withholding tax refund certificates to us when they remit service payment. We could request a tax fund or use it as tax credit against our corporate income tax. To receive the refund from the Thai Revenue Department, a request for the refund can be made on the 28 May of each year following the end of the prior fiscal year,

U.S. Securities and Exchange Commission

May 4, 2020

The request for withholding tax receivables is subject to audit and review by the Thai Revenue Department. We are unable to estimate how long it will take for the Thai Revenue Department to process our request for a refund. We visited the offices of the Thai Revenue Department in April 2020 to follow-up on the refund request for the years 2013, 2014 and 2015. Based on feedback from the tax officer with whom we met, these requests for refund have reached the final stage of the review and approval process, but no specific date has been set for the refund.

●	At the disclosed 3% withholding rate, it appears that the receivable balances at June 30, 2019 and December 31, 2018 represent approximately $206.6 million and $180.2 million of service revenues, respectively. Given your current levels of revenues, these amounts appear to represent multiple years of revenue. Tell us how these amounts are collectible;

As per the summary table below, the amount of withholding tax receivable reported on our balance sheet as at June 30, 2019 represents the amount of our request for withholding tax refund for the years 2013 to 2018.

Year	Total Revenues (THB)	Withholding Tax (THB)	Withholding Tax %
2013		27,990,036.20
2014	1,143,442,166.13	32,037,772.54	2.80%
2015	1,047,369,489.86	28,816,125.02	2.75%
2016	1,136,536,845.17	28,100,835.41	2.47%
2017	1,168,781,844.24	28,003,058.57	2.40%
2018	1,210,055,840.77	29,184,734.40	2.41%

Based on available information, it is possible that the Thai Revenue Department will complete its review of our tax refund request for years 2013, 2014 and 2015 by the end of 2020. However, since we have no control over the timing of the tax refund approval process, we are unable to predict with certainty when we will receive the refund. After all, we have followed the requisite regulatory process in filing our tax refund requests and since the amount of tax refund receivable has been audited by our local auditors, we are confident that the amount will be collectible,

U.S. Securities and Exchange Commission

May 4, 2020

●	Tell us why you apparently have no current portion of withholding taxes receivables as demonstrated in Note 7 See paragraph 61 of IAS 1;

Out of prudence, we have recorded the receivable as a non-current asset as we are unable to determine the exact timing of the refund and we cannot predict with certainty if any portion of the receivable will be collected within the next 12 months.

●	Tell us why your withholding taxes receivable increased at a rate greater than 3% of revenues from December 31, 2018 to June 30, 2019. In this regard, your receivable increased $794 thousand during this period which at the 3% rate would equate to approximately $23.8 million in revenues, an amount significantly in excess of the $18.6 million recorded during the first six months of 2019;

The amount of withholding tax that is refundable is based on actual payment made by our customers during the year, and not on revenues. The amount of withholding tax receivable at June 30, 2019 includes the refund request for the year 2019.

●	Revise your disclosure to provide the anticipated recovery period for these receivables consistent with the guidance in paragraph 65 of IAS 1; and

We have no control over the tax refund review and approval process by the Thai Revenue Department and, thus, we are unable to estimate when such refund will be received. We have revised our disclosure in the Registration Statement Amendment accordingly.

●	Revise your liquidity discussion beginning on page 24 to disclose the impact of the extended recovery period for these receivables.

Since we are unable to predict the timing of receiving the withholding tax refund, it is not included in our cash flows projection. We believe we have sufficient operating cash flows to manage and grow our business even without counting the tax refund. We have revised our liquidity discussion in the Registration Statement Amendment accordingly.

RESPONSE: In addition to the responses above, we have revised our disclosure in the Registration Statement Amendment as requested in this comment.

Note 15: Provision for Employee Benefits, page F-47

28.	Please revise your disclosure to provide the following or tell us why this information is not required to be disclosed:

●	The significant actuarial assumptions used to determine the present value of your defined benefit obligation under paragraph 144 of IAS 19;
●	The sensitivity analysis and related information required by paragraph 145 of IAS 19; and
●	The information about future cash flows required by paragraph 147 of IAS 19.

RESPONSE: We have updated the disclosure in the Registration Statement Amendment to provide the information requested above.

U.S. Securities and Exchange Commission

May 4, 2020

Note 22: Subsequent Events, page F-51

29.	Please tell us your consideration for including pro forma information in your filing for your merger transaction with VCAB Eight Corporation. In your response, tell us:

●	Your anticipated accounting for the transaction including reference to the authoritative literature to support your position;
●	The estimated fair value of the 2.6 million ordinary shares you expect to issue in the transaction and how you derived that value; and
●	The aggregate settlement value of all the claims derived from the bankruptcy proceedings that you are settling by issuing your ordinary shares.

RESPONSE: We did not include any pro forma financial information regarding VCAB Eight Corporation, or VCAB, because no financial statements were prepared by VCAB subsequent to May 11, 2016, the effective date of the confirmed plan of bankruptcy to which VCAB was a party (the “Effective Date”). Furthermore,  during the period from the Effective Date through the closing of the Merger, VCAB had no assets, liabilities, or operations of any kind. As of the Effective Date all assets of VCAB were transferred to a creditors trust and all liabilities, except for those owed to unsecured claim holders, were discharged. VCAB, in accordance with the terms of the plan of bankruptcy, was precluded from undertaking any activity except for a transaction similar to the Merger.

Regarding the first bullet point above, the Company intends to account for the merger transaction with VCAB in accordance with the relevant standards required under the IFRS.

Regarding the second bullet point above, our board of directors is currently in the process of determining the estimated fair value of the 2.6 million ordinary shares issued in the Merger. In valuing the shares we expect to take into account the determination of a third-party valuation of the Company as of the closing date of the Merger. It is anticipated the valuation process will begin in the near future.

Regarding the third bullet point above, the unsecured claims had a "face value" of $3,045,655.29. We believe this “face value” (being the actual amount of the claims discharged as a result of the Merger) is not applicable to the calculation of the aggregate settlement value of the claims.  It is our understanding that the recipients of our ordinary shares in the Merger had no right or expectation of receiving shares having a value equal to the face value of their claims.  We expect that the aggregate settlement value of all the claims discharged as a result of the Merger will, for accounting purposes, will be roughly equal to the estimated fair value of the 2.6 million ordinary shares as will be determined by the Board of Directors.   When the board makes its determination of the value of the 2.6 million ordinary shares it will take into account the fair market value of the claims being discharged.

U.S. Securities and Exchange Commission

May 4, 2020

General

30.	Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, note that we will continue to review your filing until all of our comments have been addressed.

RESPONSE: We confirm that we understand our registration statement will automatically become effective 60 days after filling. Upon effectiveness, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, the Securities and Exchange Commission will continue to review our filing until all of the Division of Corporation Finance’s comments have been addressed.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 086-136-09-667691 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.